SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.2)*

ATRenew Inc.

(Name of Issuer)

Ordinary shares, $0.001 par value per share

(Title of Class of Securities)

00138L 108**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 00138L 108 has been assigned to the American depositary shares (“ADS”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “RERE.” Every three ADSs represent two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00138L 108	Page 1 of 5

1	Name of Reporting Person
Kerry Xuefeng Chen
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
16,779,379
	6	Shared Voting Power
0
	7	Sole Dispositive Power
16,779,379
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
16,779,379
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
11.1%(1) *The voting power of the shares beneficially owned represent 43.2% of the total outstanding voting power.
12	Type of Reporting Person IN

____________

Note:

(1) Calculated based on a total of 146,323,318 outstanding ordinary shares (excluding (i) 2,084,384 Class A ordinary shares issued to depositary bank for the purpose of bulk issuance; (ii) 6,820,217 Class A ordinary shares underlying ADSs repurchased by the Company; and (iii) 5,420,246 treasury shares) as of December 31, 2023.

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Company’s outstanding Class A ordinary shares (excluding Class A ordinary shares issued to depositary bank for the purpose of bulk issuance and Class A ordinary shares underlying ADSs repurchased by the Company), Class B ordinary shares and Class C ordinary shares as a single class as of December 31, 2023.

CUSIP No. 00138L 108	Page 2 of 5

1	Name of Reporting Person
C&XF Group Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
11,287,336
	6	Shared Voting Power
0
	7	Sole Dispositive Power
11,287,336
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
11,287,336
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
7.7%(1) *The voting power of the shares beneficially owned represent 42.5% of the total outstanding voting power.
12	Type of Reporting Person CO

____________

Note:

(1) Calculated based on a total of 146,323,318 outstanding ordinary shares (excluding (i) 2,084,384 Class A ordinary shares issued to depositary bank for the purpose of bulk issuance; (ii) 6,820,217 Class A ordinary shares underlying ADSs repurchased by the Company; and (iii) 5,420,246 treasury shares) as of December 31, 2023.

* The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Company’s outstanding Class A ordinary shares (excluding Class A ordinary shares issued to depositary bank for the purpose of bulk issuance and Class A ordinary shares underlying ADSs repurchased by the Company), Class B ordinary shares and Class C ordinary shares as a single class as of December 31, 2023.

CUSIP No. 00138L 108	Page 3 of 5

Item 1(a).	Name of Issuer: ATRenew Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China

Item 2(a).	Name of Person Filing: Kerry Xuefeng Chen and C&XF Group Limited (collectively, the “Reporting Persons”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the Reporting Persons is c/o 12th Floor, No. 6 Building, 433 Songhu Road, Shanghai, the People’s Republic of China
Item 2(c)	Citizenship: Kerry Xuefeng Chen is a citizen of the People Republic of China. C&XF Group Limited is a British Virgin Islands company solely owned by Kerry Xuefeng Chen.
Item 2(d).

Title of Class of Securities:
Ordinary shares, $0.001 par value per share

The Issuer’s ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share and each holder of Class C ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote. Class B ordinary shares and Class C ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into either Class B ordinary shares or Class C ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
00138L 108

This CUSIP number applies to the American depositary shares of the Issuer. Every three ADSs represent two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable

CUSIP No. 00138L 108	Page 4 of 5

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kerry Xuefeng Chen	16,779,379(1)	11.1%(2)	43.2%(3)	16,779,379(1)	0	16,779,379(1)	0
C&XF Group Limited	11,287,336(4)	7.7%(2)	42.5%(3)	11,287,336(4)	0	11,287,336(4)	0

____________

Notes:

(1)
Represents (i) 5,492,043 Class A ordinary shares Mr. Kerry Xuefeng Chen has the right to acquire within 60 days after December 31, 2023, and (ii) 11,287,336 Class C ordinary shares held by C&XF Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Mr. Kerry Xuefeng Chen is the sole shareholder and the sole director of C&XF Group Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class C ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote. Class C ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances.

(2)
The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 146,323,318 outstanding ordinary shares of the Issuer as of December 31, 2023 (being the sum of (i) 87,795,879 Class A ordinary shares, which excluded (a) 2,084,384 Class A ordinary shares issued to depositary bank for the purpose of bulk issuance; (b) 6,820,217 Class A ordinary shares underlying ADSs repurchased by the Company; and (c) 5,420,246 treasury shares), (ii) 47,240,103 Class B ordinary shares, and (iii) 11,287,336 Class C ordinary shares).

(3)
For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the issuer’s Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to three votes per share, and each holder of Class C ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote. Class B ordinary shares and Class C ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into either Class B ordinary shares or Class C ordinary shares under any circumstances.
(4)
Represents 11,287,336 Class C ordinary shares directly held by C&XF Group Limited. Class C ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

CUSIP No. 00138L 108	Page 5 of 5

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024

KERRY XUEFENG CHEN

/s/ Kerry Xuefeng Chen

C&XF GROUP LIMITED

By: /s/ Kerry Xuefeng Chen
Name:Kerry Xuefeng Chen
Title:Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value of $0.001 per share, of ATRenew Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 31, 2024.

KERRY XUEFENG CHEN

/s/ Kerry Xuefeng Chen

C&XF GROUP LIMITED

By: /s/ Kerry Xuefeng Chen
Name:Kerry Xuefeng Chen
Title:Director